Exhibit 18.1

March 25, 2011

To the Board of Directors and
Stockholders of Cyalume Technologies Holdings, Inc.

As stated in the notes to the consolidated financial statements of Cyalume Technologies Holdings, Inc. and Subsidiary (the “Company”) for the year ended December 31, 2010, the Company changed the date of its annual goodwill and intangible asset impairment tests from December 31st to August 31st. Management believes that the accounting change is preferable in the circumstances because it will allow the Company more time to accurately complete its impairment testing process in order to incorporate the results in its annual financial statements and timely file those statements with the Securities Exchange Commission in accordance with its filing requirements.  We have reviewed and discussed with management the circumstances, business judgment, and planning that formed the basis for making this change in accounting principle.

It should be recognized that professional standards have not been established for selecting among alternative principles that exist in this area or for evaluating the preferability of alternative accounting principles. Accordingly, we are furnishing this letter solely for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, and it should not be used or relied on for any other purpose.

Based on our review and discussion, we concur with management’s judgment that the newly adopted accounting principle is preferable in the circumstances. In formulating this position, we are relying on management’s business planning and judgment, which we do not find unreasonable.

Very truly yours,

/s/ CCR LLP

Glastonbury, Connecticut